China Petroleum & Chemical Corporation

22 Chaoyangmen North Street

Chaoyang District, Beijing, 100728

The People’s Republic of China

November 3, 2023

VIA EDGAR

Mr. Christopher Dunham

Mr. Andrew Mew

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Petroleum & Chemical Corporation
Form 20-F for Fiscal Year Ended December 31, 2022 Response dated October 13, 2023 (the “Second Response Letter”) File No. 001-15138

Dear Mr. Dunham and Mr. Mew:

We refer to the letter dated October 20, 2023 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to certain comments regarding the annual report on Form 20-F of China Petroleum & Chemical Corporation (the “Company”) for the fiscal year ended December 31, 2022 filed with the Commission on April 28, 2023 (the “2022 Form 20-F”). Set forth below are our responses to the Staff’s comments. For your convenience, we have also restated the Staff’s comments below in bold.

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Form 20-F for Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 99

1.	In your amended Form 20-F, please also revise this section to disclose the ownership of your principal subsidiaries by “Other Entities Controlled by PRC Governmental Entities,” consistent with your response to comment 1. In this regard we note that Note 39 combines such entities with Other Entities not controlled by PRC governmental entities, disclosing all non-controlling interests in aggregate.

The Company respectfully submits that it will file an amendment to the 2022 Form 20-F to incorporate the disclosure on the ownership of its principal subsidiaries by “Other Entities Controlled by PRC Governmental Entities,” consistent with its response to Comment No. 1 as set forth in the Second Response Letter.

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Please contact Alpine Wu, at (832) 834-2431 or alpinewu@sinopec.com if you have any questions. Thank you very much.

Sincerely,

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Vice President and Secretary to the Board of Directors